

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2008

Mr. Norman G. Knecht
Vice President, Finance & Chief Financial Officer
Compton Petroleum Corporation
Suite 3300, 425 – 1st Street, S.W.
Calgary, Alberta, Canada T2P 3L8

>   **Re: Compton Petroleum Corporation**
>   **Form 40-F for the Fiscal Year Ended December 31, 2006**
>   **Filed March 30, 2007**
>   **Response Letter Dated November 28, 2007**
>   **File No. 001-32643**

Dear Mr. Knecht:

        We have reviewed your Form 40-F for the fiscal year ended December 31, 2006, and your response letter dated November 28, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 20.2 – Financial Statements

Note 20 – United States Accounting Principles and Reporting

1.   The adjustments described in point (i) of Note 20, and reflected in your U.S. GAAP cash flow presentation, indicate that changes in working capital accounts are being reclassified to the operating section for U.S. GAAP purposes, even though these represent the "…non-cash elements of property and equipment additions."

If you are presenting other amounts within the investing section on a gross basis (e.g., not taking into account an increase in accounts payable for a property acquisition for which you have not yet paid), the related changes would also need to reside within the investing section to arrive at a proper measure of investing cash flows – reclassifying these amounts to the operating section, when the transactions do not impact earnings, would not be the correct answer for U.S. GAAP purposes. In other words, the only difference would be that for U.S. GAAP, you would ordinarily offset changes of this sort directly on the line item impacted, rather than report them on separate line items.

Please confirm that the nature of these changes in working capital is as you have described and, if so, revise your U.S. GAAP presentation of cash flows to eliminate this as a reconciling difference.

Exhibit 20.3 – Management's Discussion and Analysis, page 1

Results of Operations, page 1

2.   Please use an alternate label for your non-GAAP measure which you have presently reported as cash flow from operations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief